Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2017	2016	2015	2014	2013
Earnings:
Loss from continuing operations before income taxes and noncontrolling interests	$(96,124)	$(293,671)	$(170,251)	$(116,024)	$(172,010)
Plus: Fixed charges	180,712	176,199	178,083	180,061	183,309
Less: Interest expense capitalized	—	—	—	—	—
Less: Noncontrolling interests	(799)	(623)	(840)	(972)	(890)
Earnings (loss) from continuing operations, adjusted	$83,789	$(118,095)	$6,992	$63,065	$10,409
Fixed Charges:
Interest expensed and capitalized	$174,454	$170,261	$172,373	$174,482	$177,733
Estimated interest within rental expense	6,258	5,938	5,710	5,579	5,576
Total fixed charges	$180,712	$176,199	$178,083	$180,061	$183,309
Ratio of earnings to fixed charges	—	—	—	—	—
Shortfall	(96,923)	(294,294)	(171,091)	(116,996)	(172,900)